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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Environmental Tectonics Corporation
(Name of Issuer)
Common Stock, $0.05 Par Value Per Share
(Title of Class of Securities)
294092101
(CUSIP Number)
Joy Tartar
The Lenfest Group, LLC
300 Barr Harbor Drive
Suite 460
West Conshohocken, PA 19428
(610) 940-0910
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copy to:
William W. Matthews, III
Klehr, Harrison, Harvey, Branzburg & Ellers LLP
260 South Broad Street
Philadelphia, PA 19102
(215) 569-4281
August 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS H.F. Lenfest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		48.7%(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48.7%(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48.7%(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This amount includes (a) 1,818,182 shares of common stock issuable upon conversion of the 10.0% Senior Subordinated Convertible Note purchased by H.F. Lenfest on February 18, 2003, (b) 606,060 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock purchased by H.F. Lenfest on April 6, 2006, (c) 449,101 shares of common stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock purchased by H.F. Lenfest on July 31, 2006, and 1,089,108 shares of common stock issuable upon conversion of the Series C Cumulative Convertible Participating Preferred Stock purchased by H. F. Lenfest on August 23, 2007.
(2) This figure is based upon (a) 9,030,415 shares of common stock issued and outstanding as of August 23, 2007 plus (b) the shares of common stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

Page 2 of 7 Pages

Item 1.	Security and Issuer.
     H.F. Lenfest’s Amendment No. 5 to Schedule 13D relates to Mr. Lenfest’s puchase of 3,300 shares of Series C Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”) which is convertible into 1,089,108 shares of common stock of Environmental Tectonics Corporation (the “Company”). The Company’s principle executive office is located at County Line Industrial Park, Southampton, PA 18966.

Item 2.	Identity and Background.
     (a)-(c) Mr. Lenfest is filing this Amendment No. 5 to Schedule 13D as an individual (the “Reporting Person”). The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
     On August 23, 2007, the Reporting Person entered into a Preferred Stock Purchase Agreement pursuant to which the Reporting Person purchased shares of Preferred Stock. The Preferred Stock has a conversion price equal to $3.03 per share and is convertible into 1,089,108 shares of common stock of the Company. This transaction was funded from the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.
     The Reporting Person has acquired the additional securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as

Page 3 of 7 Pages

set forth below, each of which was previously disclosed in the Reporting Person’s Schedule 13D dated February 18, 2003:
     (a) Under the terms of the Convertible Note and Warrant Purchase Agreement by and between the Company and the Reporting Person dated as of February 18, 2003 (the “Convertible Note and Warrant Purchase Agreement”), as long as the Reporting Person or any of his affiliates beneficially own five percent (5%) of the outstanding shares of common stock, calculated on a fully-diluted basis, the Company agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Company agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee.
     (b) Upon each conversion of the Note (as defined in the Convertible Note and Warrant Purchase Agreement) or upon the grant by the Company of any of the 568,386 available but unissued stock options under the issuer’s stock option plan, the Company agrees to issue additional warrants entitling the Reporting Person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional warrants shall be the same as may then apply to the original warrant.
     (c) The Note bears interest on the outstanding principal amount at an annual rate equal to ten percent (10%) (which interest rate was reduced to 8% on a temporary basis for the period December 1, 2004 through November 30, 2007). The Note permits the Company to defer its quarterly payments of interest, which, upon deferral, will be added to the principal and accrue interest thereon (starting with the interest payment due on December 1, 2006, Mr. Lenfest agreed to defer payment of interest until February 18, 2009 or until such time as the Company receives a written demand notice from Mr. Lenfest; Mr. Lenfest also agreed to waive paying interest on deferred interest payments). At any time, or from time to time, the Reporting Person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share.

Item 5.	Interest in Securities of the Issuer.
     (a) The Reporting Person beneficially owns 6,331,017 shares of common stock, which constitutes 48.7% of the aggregate of the common stock outstanding (9,030,415) shares of common stock issued and outstanding as of August 23, 2007) and the shares of common stock

Page 4 of 7 Pages

issuable upon conversion of (i) the 10.0% Senior Subordinated Convertible Note purchased by the Reporting Person on February 18, 2003 (1,818,182 shares of common stock), (ii) the Series B Convertible Preferred Stock purchased by the Reporting Person on April 6, 2006 (606,060 shares of common stock), (iii) the Series B Convertible Participating Preferred Stock purchased by the Reporting Person on July 31, 2006 (449,101 shares of common stock), and (iv) the Series C Cumulative Convertible Preferred Stock purchased by the Reporting Person on August 23, 2007 (1,089,108 shares of common stock).
     (b) The Reporting Person has the sole voting power and power to dispose of 6,331,017 shares of common stock.
     (c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transactions:
     On July 11, 2007, the Reporting Person purchased 990,000 shares of common stock from a shareholder of the Company for an aggregate purchase price of approximately $2,227,500 million.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 18, 2003, (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on February 22, 2005, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on April 25, 2006, (iv) the Reporting Person’s Amendment No. 3 to Schedule 13 D filed on August 17, 2006, (v) the Reporting Person’s Amendment No. 4 to Schedule 13D filed on July 13, 2007 and (vi) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 5 of 7 Pages

Item 7.	Material to be Filed as Exhibits.
     The following documents are filed as exhibits to this Amendment No. 5 to Schedule 13D:
     Not applicable.

Page 6 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2007	/s/ H.F. Lenfest
H.F. Lenfest
Reporting Person

Page 7 of 7 Pages